David S. Stone Attorney at Law Tel 312.269.8411 Fax 312.578.1796 dstone@ngelaw.com
June 15, 2010
VIA EDGAR CORRESPONDENCE AND FACSIMILE (703) 813-6980
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Scott M. Anderegg, Staff Attorney
Re:	Covanta Holding Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 22, 2010 Definitive Proxy Statement on Schedule 14A Filed April 1, 2010 File No. 001-06732
Dear Mr. Anderegg:
     On behalf of our client, Covanta Holding Corporation (the “Company”), we are responding to your letter dated June 11, 2010 (the “Comment Letter”), pursuant to which you have requested that the Company provide you with certain information by June 25, 2010. In order to allow the Company sufficient time to respond to your comments and provide the requested information, we hereby request an additional ten business days (until July 9, 2010) to respond to your Comment Letter.
     Thank you for your consideration on this matter. If you have any questions regarding this matter, please do not hesitate to contact me at the numbers set forth above.

Sincerely,
/s/ David S. Stone
David S. Stone

DSS/jhs
cc:	Anthony Orlando Timothy J. Simpson, Esq. Thomas Bucks
Neal, Gerber & Eisenberg LLP • Two North LaSalle Street • Chicago, Illinois 60602-3801 • 312.269.8000 • www.ngelaw.com